UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ECI TELECOM LTD.

(Name of Issuer)

ORDINARY SHARES, NIS 0.12 PAR VALUE

(Title of Class of Securities)

26825810

(CUSIP Number)

Doron Feinberg, Adv.
Clal Electronics Industries Ltd.
3 Azrieli Center, Triangle Tower
Tel Aviv, 67023
Tel: 972-3-6075795
Israel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26825810

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Electronics Industries Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,466,794 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,466,794 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,466,794 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.36%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Investments Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,466,794 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,466,794 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,466,794 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.36%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEC Israel Economic Corporation EIN 13-1143528

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Maine

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 22,198 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 22,198 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,198 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.02%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 22,198 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 22,198 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,198 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.02%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,588,992 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,588,992 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,588,992 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.47%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Badal Securities Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100,000 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.09%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,688,992 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,688,992 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,688,992 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.56%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 15,688,992 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 15,688,992 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,688,992 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.56%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 15,688,992 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 15,688,992 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,688,992 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.56%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 15,688,992 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 15,688,992 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,688,992 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.56%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 15,688,992 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 15,688,992 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,688,992 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.56%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with  respect to the ordinary shares, par value New Israeli Shekel 0.12 per share, of ECI Telecom Ltd.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel 0.12 per share (the “Ordinary Shares”), of ECI Telecom Ltd.  (the “Issuer”), an Israeli corporation whose principal executive offices are located at 30 Hasivim Street, Petah Tikva, 49133, Israel.  The Ordinary Shares are traded only on the National Association of Securities Dealers Automatic Quotation System (the “NASDAQ”).

Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           Clal Electronics Industries Ltd., (“Clal Electronics”)  an Israeli corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Electronics is a holding company, the activities of which consist of establishment, acquisition and development of companies in the high technology industry, particularly in the electronics area. Clal Electronics owns directly Ordinary Shares of the Issuer

(2)           Clal Industries and Investments Ltd. (“Clal Industries”) an Israeli public corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange. Clal Electronics has been controlled by Clal Industries and as of May 19, 2003, Clal Industries owned all the outstanding shares of Clal Electronics. By reason of Clal Industries’s control of Clal Electronics, Clal Industries may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Electronics.

(3)           PEC Israel Economic Corporation  (“PEC”), an Israeli corporation, with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. PEC organizes, acquires interest in, finances and participates in the management of companies. PEC owns directly Ordinary Shares of the Issuer

(4)           Discount Investment Corporation Ltd. (“DIC”), an Israeli public corporation, with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. In January 1999 DIC acquired approximately 81% of the then outstanding shares of PEC, and in November 1999 DIC acquired the remaining outstanding shares of PEC. As of May 19, 2003, DIC owned all the outstanding shares of PEC. By reason of DIC’s control of PEC, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by PEC.

(5)           IDB Development Corporation Ltd. (“IDB Development”), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. Since 1982 IDB Development owned, initially an indirect controlling interest and later a direct controlling interest in Clal Industries and as of May 19, 2003 IDB Development owned approximately 63.64% of the outstanding shares of Clal Industries. Since 1981 IDB Development owned a direct controlling interest in DIC, and as of May 19, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. IDB Development owns directly Ordinary Shares of the Issuer. By reason of IDB Development’s control of Clal Industries and DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by d Clal Electronics and PEC.

(6)           Badal Securities Ltd. (“Badal”), an Israeli corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Badal engages in financing and securities transactions. As of May 19, 2003, Badal was a wholly owned subsidiary of IDB Holding. Badal owns directly Ordinary Shares of the Issuer

(7)           IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. Since 1981 IDB Holding owned a controlling interest in IDB Development, and as of May 19, 2003, IDB Holding

owned approximately 58% of the outstanding shares of IDB Development. As of May 19, 2003, IDB Holding owned all the outstanding shares of Badal. By reason of IDB Holding’s control of Badal and IDB Development and (through IDB Development) of Clal Industries and DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Electronics, PEC, IDB Development and Badal.

The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (7) above:
(8) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(9) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(10) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(11) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi

Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development , DIC and Clal.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development, DIC and Clal.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development, DIC and Clal.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Clal Electronics, PEC, IDB Development and Badal.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal Industries , (ii) Clal Electronics, (iii) DIC, (iv) PEC, (v) IDB Holding, (vi) IDB Development and (vii) Badal are set forth in Exhibits A, B, C, D, E, F and G attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C, D, E, F and G to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies.  In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C,D, E, F and G to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (8), (9), (10) and (11) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration
(1) All purchases by Clal Electronics described herein were made from Clal Electronics’ working capital.

(2)           Pursuant to an agreement, dated April 8, 1998, as amended (“the “Agreement”) between Clal Electronics and Koor Industries Ltd. (“Koor”). On January 31, 1999, Koor exercised the Call Option granted to it under section 7 of the Agreement. At the closing of such exercise of the Call Option on February 8, 1999, Clal Electronics sold to Koor 3,830,000 Ordinary Shares of the Issuer for an aggregate amount of $141,710,000. An English translation of the Agreement attached as exhibit 19 and incorporated herein by reference.

(3)           On September 27, 2002 PEC received 22,198 Ordinary Shares of the Issuer. These shares were received by PEC as a limited partner of Renaissace Fund LDC, a limited partnership, in a distribution of assets made by such Fund to its limited partners. DIC and PEC may each be deemed beneficial owner of, and to share the power to vote and dispose of the 22,198 Ordinary Shares of the Issuer held by PEC.

Item 4.	Purpose of Transaction
(1) All purchases by Clal Electronics described herein were for investment purposes.

(2)           Pursuant to the Agreement, on April 9, 1998 Clal Electronics sold to Koor 3,830,000 Ordinary Shares of the Issuer for an aggregate price of $112,027,500, with options for Clal Electronics to sell, and for Koor to purchase, in January and February 1999, an additional 3,830,000 Ordinary Shares at prices ranging from $29.75 to $37.00 per share. The Stock Purchase Agreement also grants the parties rights of first offer in respect of transactions that involve the sale and purchase of Ordinary Shares by the other party.

(3)           Pursuant to the Agreement, on January 31, 1999, Koor exercised the Call Option granted to it under section 7 of the Agreement. At the closing of such exercise of the Call Option on February 8, 1999, Clal Electronics sold to Koor 3,830,000 Ordinary Shares of the Issuer for an aggregate amount of $141,710,000.

(4)           On June 14, 2001, Clal Electronics, IDB Development, Badal and Leon Recanati then Chairman of the Board of Clal Industries, purchased 867,194 Ordinary Shares, 100,000 Ordinary Shares, 100,000 Ordinary Shares and 10,000 Ordinary Shares, respectively, in a privately negotiated transaction with other shareholders, using their own funds, for a purchase price of $5.06 per share, or a total purchase price of $4,388,002, $506,000, $506,000 and $50,600, respectively, excluding commissions.

The purchases of Ordinary Shares made by Clal Electronics, IDB Development and Badal were made for investment purposes.  The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the NASDAQ, or in transactions negotiated with the Issuer, or with other shareholders, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their best interest, the Reporting Persons may sell all or any portion of the Ordinary Shares.

Item 5.	Interest in Securities of the Issuer
(1) As of July 23, 1997:
From March 12, 1990 to July 23, 1997 Clal Electronics made the purchases and sales of ordinary shares of the Issuer listed on exhibit 18 attached hereto.

As of July 23, 1997, Clal Electronics was the beneficial owner of 19,869,000 ordinary shares of the Issuer (consisting of 18,269,000 shares owned directly and a convertible debenture which entitled it to purchase an additional 1,600,000 shares of Common Stock), or approximately 25.8% of the ordinary shares of the Issuer advised to be outstanding as of such date. As a result of the ownership of shares described above, the Reporting Persons shared the power to vote and dispose, and were the beneficial owners of 19,869,000 ordinary shares of the Issuer advised to be outstanding as of such date.
(2) As of April 9, 1998:

Clal Electronics was the beneficial owner of 16,039,000 Ordinary Shares of the Issuer (consisting of 14,439,000 Ordinary Shares owned directly and a convertible debenture which entitled Clal Electronics to purchase an additional 1,600,000 Ordinary Shares), or approximately 20.83% of the Ordinary Shares of the Issuer advised to be outstanding as of such date. The Reporting Persons shared the power to vote and dispose of the 16,039,000 Ordinary Shares of the Issuer beneficially owned by Clal Electronics.

(3) As of February 9, 1999:

Clal Electronics was the beneficial owner of 12,209,000 Ordinary Shares of the Issuer (consisting of 10,609,000 Ordinary Shares owned directly and a convertible debenture which entitled Clal Electronics to purchase an additional 1,600,000 Ordinary Shares), or approximately 15.54% of the Ordinary Shares of the Issuer (assuming increase of the Issuer’s issued share capital as a result of issuance of the additional 1,600,000 Ordinary Shares) advised to be outstanding as of such date.  The Reporting Persons shared the power to vote and dispose of the 12,209,000 Ordinary Shares of the Issuer beneficially owned by Clal Electronics.

Information provided at the time to such Reporting Persons indicated that, except as disclosed above, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since April 9, 1998.

The Issuer advised at that time such Reporting Persons that there were 76,978,419 Ordinary Shares outstanding as of December 31, 1998. The percentages of Ordinary Shares outstanding set forth above in this Section (3) are based on 78,578,419 Ordinary Shares consisting of the 76,978,419 outstanding Ordinary Shares and 1,600,000 Ordinary Shares issuable upon exercise of a convertible debenture held by Clal Electronics.

(4) As of June 14, 2001:

Clal Industries and Clal Electronics may have been deemed to share the power to vote and dispose of the 13,565,194 Ordinary Shares held by Clal Electronics, constituting approximately 14.51% of the Ordinary Shares of the Issuer.

IDB Development may have been deemed to share the power to vote and dispose of 13,665,194 Ordinary Shares, constituting approximately 14.62% of the Ordinary Shares of the Issuer.
Badal directly may have been deemed to share the power to vote and dispose of 100,000 Ordinary Shares, constituting approximately 0.11% of the Ordinary Shares of the Issuer.

IDB Holding may have been deemed to share the power to vote and dispose of the 13,765,194 Ordinary Shares, held by Clal Industries, Clal Electronics, IDB Development and Badal, constituting approximately 14.73% of the Ordinary Shares.

Information provided at the time to such Reporting Persons indicate that on June 14, 2001, Mr. Meir Shannei, then the President and Chief Executive Officer of Clal Industries and Yeoshua Agassi, Executive Vice President of Clal Industries, each purchased 5,000 Ordinary Shares for a purchase price of $5.06 per share.

Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since April 24, 2001.

The Issuer advised at the time such Reporting Persons that there were 93,457,701 Ordinary Shares outstanding on March 31, 2001. The percentages of Ordinary Shares outstanding set forth above in this Section (4) are based on this number.

(5) As of December 24, 2001:

On various dates from December 5, 2001 through December 24, 2001, Clal Electronics acquired an aggregate of 1,057,000 Ordinary Shares of the Issuer in open market transactions on the NASDAQ at prices ranging from $4.620 to $5.240 per share.  The cost of the 1,057,000 Ordinary Shares was funded out of working capital of Clal Electronics. All such purchases are set forth in the following table:

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share
December 5, 2001	300,000	$5.050
December 6, 2001	100,000	$5.180
December 6, 2001	250,000	$5.200
December 11, 2001	40,000	$5.240
December 12, 2001	50,000	$5.070
December 13, 2001	26,000	$4.760
December 14, 2001	10,000	$4.620
December 24, 2001	5,000	$4.650
December 18, 2001	26,000	$4.890
December 19, 2001	25,000	$4.830
December 19, 2001	50,000	$4.810
December 19, 2001	100,000	$4.890
December 20, 2001	40,000	$4.810
December 24, 2001	10,000	$4.830
December 24, 2001	25,000	$4.920

Clal Industries and Clal Electronics may have been deemed to share the power to vote and dispose of the 14,622,194 Ordinary Shares held by Clal Electronics, constituting approximately 15.67% of the Ordinary Shares of the Issuer.

IDB Development may have been deemed to share the power to vote and dispose of 14,722,194 Ordinary Shares, constituting approximately 15.77% of the Ordinary Shares of the Issuer.
Badal directly may have been deemed to share the power to vote and dispose of 100,000 Ordinary Shares, constituting approximately 0.11% of the Ordinary Shares of the Issuer.

IDB Holding may have been deemed to share the power to vote and dispose of the 14,822,194 Ordinary Shares, held by Clal Industries, Clal Electronics, IDB Development and Badal, constituting approximately 15.88% of the Ordinary Shares.

Information provided at the time to such Reporting Persons indicate that on December 24, 2001, Mr. Ofer Green, then Special Assistant to the CEO of Clal Industries purchased 2,500 Ordinary Shares for a purchase price of $4.85 per share and on November 2, 2001 Mr. Aviezer Chelouche then a Director of Clal Industries purchased 500 Ordinary Shares for a purchase price of $3.13 per share and sold those shares on December 10, 2001, for a price of $5.46 per share.

Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since October 19, 2001.

The Issuer advised at that time such Reporting Persons that there were 93,334,914 Ordinary Shares outstanding on September 30, 2001. The percentages of Ordinary Shares outstanding set forth above in this Sectiom (5) are based on this number.

(6) As of May 19, 2003:

Clal Industries and Clal Electronics may be deemed to share the power to vote and dispose of the 15,466,794 Ordinary Shares held by Clal Electronics, constituting approximately 14.36% of the Ordinary Shares of the Issuer.

DIC and PEC may be deemed to share the power to vote and dispose of 22,198 Ordinary Shares held by PEC, constituting approximately 0.02% of the Ordinary Shares of the Issuer.

IDB Development may be deemed to share the power to vote and dispose of 15,588,992 Ordinary Shares, consisting of the 15,466,794 Ordinary Shares held by Clal Electronics, the 22,198 Ordinary Shares held by PEC and the 100,000 Ordinary Shares held by it, constituting approximately 14.47% of the Ordinary Shares of the Issuer.

Badal directly may be deemed to share the power to vote and dispose of 100,000 Ordinary Shares, constituting approximately 0.09% of the Ordinary Shares of the Issuer.
IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 15,688,992 Ordinary Shares,

held by Clal Electronics, PEC, IDB Development and Badal, constituting approximately 14.56% of the Ordinary Shares.
The executive officers and directors of Clal Industries owned an aggregate of 6,300 Ordinary Shares of the Issuer.
Except as disclosed above, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since March 15, 2003.

The Issuer advised the Reporting Persons that there were 107,733,543 Ordinary Shares outstanding on March 31, 2003. The percentages of Ordinary Shares outstanding set forth above in this Section (6) are based on this number.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein and in Item 4 hereof, none of the Reporting Persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to the Agreement, As of August 1, 2000 Clal Electronics and its affiliates can purchase Ordinary Shares, provided they hold less than 15% of the Ordinary Shares advised to be outstanding at such time, or they receive prior permission from the Director of the Israeli Restrictive Trade Practices Authority.

As of April 9, 1998 Koor and Clal Electronics agree to vote their shares in a way that the majority of the members of the Board of Directors of the Issuer will be appointed according to Koor’s recommendation, unless (i) Koor’s holding percentage on July 31, 2000 does not exceed 20%, or (ii) commencing August 1, 2000, Koor holds less than 15% of the Ordinary Shares advised to be outstanding at such time. Clal Electronics shall recommend 20% of the members of the Board of Directors, rounded up to include an absolute number of Directors; provided Clal Electronics and its affiliates hold at least 7% of the Ordinary Shares advised to be outstanding at such time.

If Koor or Clal Electronics want to sell all the Ordinary Shares they hold, and the Ordinary Shares they hold exceed 15% or 10%, respectively, of the Ordinary Shares advised to be outstanding at such time, prior to transferring the shares the purchaser must assume in writing all the selling party’s obligations according to the Agreement. If the party purchasing Ordinary Shares from Clal Electronics competes with the Issuer, Koor’s obligation to support the appointment of Directors recommended by Clal Electronics’ transferee is subject to Koor’s approval of the recommended Directors.

Item 7.	Material to Be Filed as Exhibits

Exhibits 1, 2, 3, 4, 5, 6 and 7

Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) Clal Industries, (2) Clal Electronics, (3) DIC, (4) PEC, (5) IDB Holding, (6) IDB Development and (7) Badal

Exhibit 8-	Agreement dated June 22, 2003 between Clal Industries and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Clal Industries

Exhibit 9-	Agreement dated June 22, 2003 between Clal Electronics and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Clal Electronics

Exhibit 10-	Agreement dated June 16, 2003 between DIC and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of DIC

Exhibit 11-	Agreement dated June 16, 2003 between PEC and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of PEC.

Exhibit 12-	Agreement dated June 23, 2003 between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of IDB Development

Exhibit 13-	Agreement dated June, 24, 2003 between Badal and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto On behalf of Badal.

Exhibit 14-	Agreement dated June 18, 2003 between Nochi Dankner. and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Dankner.

Exhibit 15-	Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Dankner-Bergman.

Exhibit 16-	Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Livnat.

Exhibit 17-	Agreement dated June 19, 2003 between Ruth manor and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Manor.

Exhibit 18-	List of purchases and sales and confirmations of such sales of shares by Clal Electronics.

Exhibit 19-	An English translation to the Agreement dated April 8, 1998 between Clal Electronics and Koor Industries Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003

CLAL ELECTRONICS INDUSTRIES LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
PEC ISRAEL ECONOMIC CORPORATION
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
BADAL SECURITIES LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
AVRAHAM LIVNAT
RUTH MANOR

	By:	IDB HOLDING CORPORATION LTD.

	By:	(Signed)

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd. for itself and on behalf of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., Discount Investment Corporation Ltd., PEC Israel Economic Corporation, IDB Development Corporation Ltd., Badal Securities Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibit 8-17 to this Schedule 13D.